Sit Tax-Free Income Fund (SNTIX) and Sit Minnesota Tax-Free Income Fund (SMTFX) March 31, 2020

The **Sit Tax-Free Income Fund** provided a return of 1.66% during the 12-month period ending March 31, 2020, compared to the return of the Bloomberg Barclays 5-Year Municipal Bond Index of 2.19%. The Fund's 30-day SEC yield was 2.00% and its 12-month distribution rate was 3.01%.

The **Sit Minnesota Tax-Free Income Fund** provided a return of 1.46% during the 12-month period ending March 31, 2020, compared to the return of the Bloomberg Barclays 5-Year Municipal Bond Index of 2.19%. The Fund's 30-day SEC yield was 2.39% and its 12-month distribution rate was 2.82%.

Flight to Cash

As the coronavirus spread through multiple communities in the U.S. last month, Treasury yields declined sharply due to an initial flight to quality from stocks to Treasury bonds. By the third week of March, liquidity began to dry up, and investors went from selling what they wanted to sell to selling whatever they could sell. The *flight to quality* quickly turned into a *flight to cash* with run-on-the-bank like behavior. High yield bond prices went into a freefall that was exacerbated by massive withdrawals from corporate ETFs. Next to experience dramatic selling pressure were investment-grade bonds, then muni bonds, and even money market securities. By the time the Federal Reserve (Fed) stepped in with a plan to launch an unprecedented bond-buying program, even gold and Treasury bonds were being sold aggressively while T-Bill yields turned negative.

The list of what the Fed is NOT buying is shorter than what they are buying and getting shorter by the day. The only sectors we believe the Fed will not ultimately invest in are high yield or junk-rated bonds and stocks. So far, the Fed has purchased more than $1.6 trillion worth of bonds and grown its balance sheet to about $6 trillion. There is currently no hard and fast limit to how far the Fed will go to support the bond market, and it is widely accepted that it will continue to buy as many bonds as needed to meet investors' desire for liquidity.

Corporations are also desperate for cash, and the Fed's success at returning liquidity to the corporate bond market has sparked what is going to be record volumes of corporate borrowing in the public investment-grade bond market. Even though companies are having to pay yields one to two percent more than Treasury yields versus a couple of months ago, absolute yields are still very low. Being able to borrow large sums of money and pay less than 5 percent interest in these uncertain times is too irresistible to pass up. The floodgates of new deals have sprung open, and it is difficult to say how much supply of corporate bond debt will be issued, but it could be multiples of what would exist during more normal times.

An Uncharacteristic Wild Ride for Municipals

After an extended period of strong returns and record low yields, the usually quiet municipal bond market was disrupted in March by a sudden flight to cash. Selling from municipal ETFs and leveraged mutual funds followed and exacerbated notable spread increases in high yield municipals and increases in short-term rates. The record surge of attempted sales of high-grade municipals that ensued was not met by a proportionate number of ready buyers. A liquidity shortage of this magnitude has not been seen since the financial crisis in 2008. Fortunately, the high-grade market rebounded sharply after the Federal Reserve declared municipal securities eligible for its vast new bond-buying program. This also followed the passage of $2.1 trillion in emergency relief to state and local governments as well as healthcare systems, transportation providers, businesses, and individual taxpayers. By month-end, these bold measures appeared to have unclogged the temporary imbalance of sell orders.

Even with this unprecedented federal support, the municipal market may undergo further bouts of volatility in the coming weeks as the war against COVID-19 takes its course. Some selling re-emerged in early April as the market awaited details of the Fed's steps to buy municipal bonds. The depth and duration of the economic downturn will be a source of uncertainty in weeks ahead. We expect a significant volume of cyclical rating agency downgrades. We anticipate negative headlines over yawning budget gaps and the reduction of tax revenues. Localities with revenues dependent on oil and gas, hospitality, and tourism will be hit hard. Higher education institutions face uncertainties over enrollments; non-profit hospitals will show financial stress due to deferrals of elective treatments in favor of costly adjustments to COVID-19 care. Not all municipal bond issuers will receive enough aid to recoup lost revenues and unexpected costs.

This new credit-intensive environment will present ample opportunities for active investment managers. Our positioning in defensive tax-exempt sectors such as Housing should differentiate our performance. We believe that, before long, innate demand for tax-exempt bonds will strongly re-emerge due to a preponderance of factors: 1) passing the apex of the growth curve for virus cases and dissipation of the current panic; 2) a gradual re-start of the economy with unprecedented fiscal and monetary stimulus, and pent-up demand; 3) clearing of temporary municipal bond supply imbalances by the ramp-up of huge Federal Reserve purchases, if necessary; 4) the sharp reduction in new tax-exempt bond issues causing a scarcity effect, coupled with substantial reinvestment flow from heavy bond redemptions and scheduled paydowns; 5) opportunistic "crossover" buyers taking advantage of extremely attractive municipal bond yields out of sync with alternative investments on a risk-adjusted basis; and 6) the fundamental long-term soundness of the overwhelming majority of state and local credits.

Current Environment

Tax-exempt bonds experienced unprecedented downward movement in prices in the second week of March. This downdraft appears to be technical in nature, due to redemptions in open-end mutual funds, rather than fundamental in nature. Credit profiles of most municipal bond issuers remain stable and strong. With long-term yields not seen since spring of 2019, and the Fed likely to be accommodative for some time, the opportunity set for long-term investors to add attractively valued tax-exempt bonds, especially with intermediate and longer duration, has expanded considerably in the past few days. We view the current environment as a good buying opportunity to add to tax-exempt municipal exposure.